November 9, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: C2 Blockchain, Inc.

Form 1-A

Filed July 5, 2023

File No. 024-12295

To the men and women of the SEC:

On behalf of C2 Blockchain, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 3, 2023 addressed to Mr. Levi Jacobson the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A on July 5, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 1-A filed July 5, 2023

General

1.	Please disclose any significant crypto asset market developments material to understanding or assessing your business or financial condition, including any material impact from the price volatility of crypto assets.

COMPANY RESPONSE: We note the Staff’s comment, and respectfully advise the Staff that the Company believes all significant crypto asset market developments material to understanding or assessing the Company’s business including price volatility have been disclosed in the Offering Statement, see pages 9,13 and 20.

Cover Page

2.	It appears that you intend to conduct a continuous offering. However, your cover page disclosure that the "offering will commence no later than two business days following the earlier of the determination of the offering price or the date the offering circular is first used after qualification by the Commission in connection with this offering or sale" appears inconsistent with Securities Act Rule 251(d)(3)(i)(F), which requires that a continuous offering pursuant to such rule be commenced within two calendar days after the qualification date. Please advise. If you intend to commence the offering within two calendar days after the qualification date, please revise to make this clear.

COMPANY RESPONSE: We note the Staff’s comment, and respectfully advise the Staff that we revised the language in our cover page disclosure to make the timing of the commencement of our offering clear and consistent with Securities Act Rule 251(d)(3)(i)(F) and Rule 253(c) and (g).

Offering Circular Summary Company Information, page 2

3.	Please substantially revise to provide investors with a detailed discussion of your business plans. In particular, and without limitation, please discuss in greater detail your business plans related to "investments in private and/or public entities, joint ventures and acquisitions of blockchain related companies," as your disclosure references on page 2, including disclosure of the material steps you need to take to implement such plans, the time frames for those steps and any financing you require to implement these plans. Please also disclose whether you have identified any such investments or entered into any related agreements. Also please expand your risk factor and regulatory disclosures beginning on page 16 related to your potential status as an investment company to address the risks attendant to such business plans.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we revised our business plan on page 2 to include a detailed discussion of our business plans. We have removed investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies since we presently have not identified any such investment and have not entered into any related agreement or plan to do so in the near future. We believe that our disclosures on page 16, 17 and 18 related to our potential status as an inadvertent investment company are adequately disclosed.

Our Offering, page 3

4.	Your disclosure on page 3 states that this offering is for a maximum of 100 million shares while Item 4 of Form 1-A and the offering circular cover page state that it is for a maximum of 200 million shares. Please revise to reconcile this discrepancy.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have revised our disclosure on page 3 from 100 million shares to 200 million shares that now reconciles this discrepancy.

Management's Discussion and Analysis, page 5

5.	Please expand your disclosure beginning on page 5 regarding the material steps and resources required to commence your crypto mining operation to discuss:
•	How each resource relates specifically to your mining activities;
•	Whether you currently have any of these resources;
•	The locations (e.g., municipalities) under consideration for sourcing electricity, the type(s) of energy you intend to use (e.g., the renewable power sources you reference on page 10) and the estimated costs thereof; and
•	The status of your search to purchase real estate land in Georgia, including any related discussions or negotiations with third parties, and the business reasons for selecting this geographic location to commence operations.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have revised our disclosure under Management’s Discussion and Analysis, page 5 regarding the material steps and resources required to commence our crypto mining operation.

Risk Factors, page 6

6.	Please move the Risk Factors section so that it immediately follows the Table of Contents or the Summary. Refer to Item 3(b) of Part II of Form 1-A.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have moved the Risk Factors so that they immediately follow the Summary.

7.	Please expand your risk factor disclosure to address the following:

•	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

•	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

•	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets. Additionally, noting your disclosure in the second risk factor on page 11 that you may operate mining datacenters in international jurisdictions, please disclose in greater detail the material risks related to unauthorized or impermissible customer access to your products and services outside of the United States.

•	To the extent material, please describe any of the following risks due to disruptions in the crypto asset markets: (i) risk from depreciation in your stock price, (ii) risk of loss of customer demand for your products and services, (iii) financing risk, including equity and debt financing, (iv) risk of increased losses or impairments in your investments or other assets, (v) risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates, or (vi) risks from price declines or price volatility of crypto assets.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we believe that our unrevised Risk Factors including but not limited to those stated on pages 9, 11,12,15 16 and 18 specifically address the foregoing concerns in their entirety.

The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt..., page 9

8.	We note your disclosure that the next halving for Bitcoin is expected in 2024. Please discuss in greater detail the anticipated impacts of the next halving, including the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations. Also please revise your disclosure elsewhere, as appropriate, to discuss any steps you will take to address these impacts.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have revised the disclosure on Page 9 to state the following. “The halving will have the impact of cutting miners’ bitcoin compensation per block reward in half. We expect that will cause many less efficient miners to shut off their miners unless the price of bitcoin significantly appreciates before then. The impact on us is difficult to assess. Certainly, without a corresponding increase in the price of bitcoin, our revenue will be impacted negatively. If the price of bitcoin and the network hashrate remain flat, our corresponding revenue would be cut in half subsequent to the halving. Management’s expectation is that there will be a drop in hashrate as less efficient miners shut down, consequently reducing competition. We also anticipate that the price of bitcoin will appreciate post the halving as it has in the past two halvings. However, how these two factors play out is difficult to forecast. Management is actively seeking ways to mitigate these industry specific factors including keeping operations lean and optimizing its hardware and electricity consumption.”

Our crypto mining business is capital intensive..., page 9

9.	We note your references to your "proprietary mining business" within this risk factor and elsewhere in your filing. Please revise to clarify what you mean by the term "proprietary" as it relates to your prospective mining business, as well as to your hash rate, as you reference in the first risk factor on page 10.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have defined proprietary mining on page 2, glossary of terms and industry data to mean self-mining for cryptocurrency for our own account. In addition, we have defined proprietary hash rate to be our own hash rate generation from self-mining. Hash rate was previously defined on page 2.

Any loss or destruction of a private key required to access a cryptocurrency of CBLO is irreversible..., page 13

10.	Please revise your disclosure regarding custody of your crypto assets to disclose who will hold the private keys associated with your crypto asset wallets, how they will be stored, and the precautions that will be taken to keep them secure.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have revised our disclosure on page 13 to state that our sole director will hold the public and private keys associated with our crypto asset wallet(s). They will be stored on an encrypted hard drive which will then be kept and stored in a physical safe deposit box at a bank.

If there are significant changes to the method of validating blockchain transactions..., page 14

11.	Please reconcile your risk factor disclosure that your "proprietary mining operations are currently designed to primarily support a PoW consensus algorithm" with your disclosure on page 20 that you have no operations at this time.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have revised our disclosure on page 14 to state that our “proprietary mining operations will be designed to primarily support a Proof of Work ( PoW) consensus algorithm.”

There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities..., page 17

12.	We note your disclosure that "[i]n some jurisdictions, such as in the U.S., cryptocurrencies, such as Bitcoins, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements." Please revise this risk factor to provide more details regarding your references to "overlapping" and "unclear" regulatory requirements, and to clarify that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have revised our disclosure on page 17 by removing references to overlapping" and "unclear" regulatory requirements and further disclosed that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Competition, page 19

13.	Please provide a clear citation to any reports and industry analysis that you cite (e.g., statistics from Frost & Sullivan), including where such information can be found.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have provided in our offering statement, a clear citation to any reports and industry analysis that we cited including where such information can be found.

Description of Business, page 20

14.	Please revise your disclosure here and elsewhere as appropriate to address the following:
•	To the extent material, please discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of these events have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we do not have direct exposure to any of the crypto asset market participants that declared bankruptcy recently. We do not have any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, we previously addressed the bankruptcies of several companies on P. 9 and P. 13 and downstream effects they may have on us. We added further the following disclosure on Page 20 in Amendment No. 1 to the Registration Statement.

“The digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. The price for Bitcoin decreased substantially in the second half of 2022 and especially after the fallout of FTX, reducing industrywide margins and forcing difficult decisions around the industry to halt operations temporally. Such volatility and decrease in Bitcoin price may have a material and adverse effect on our operations and financial condition.”

•	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to: (i) have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them; (ii) have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets; (iii) have the crypto assets of their customers unaccounted for; or (iv) have experienced material corporate compliance failures.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we do not have any such counterparties.

15.	We note your disclosures on page 20 regarding your plans to "obtain bitcoin as a result of our anticipated mining operations," and on page 15 regarding your intentions to "evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies." Please revise to affirmatively identify all of the crypto assets that you intend to mine, invest in or transact in, including the "new and alternative" ones you reference, and update this disclosure in future filings as appropriate. Also please clarify the extent to which you intend to mine, invest in or transact in crypto assets that are based on proof-of-work or proof-of-stake, respectively, and discuss the implications of any differences between the two strategies on your capital expenditures.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have amended the registration statement on Page 15 to disclose that we intend to initially only mine Bitcoin but futuristically may "evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies such as Litecoin, Dogecoin, Monero, Kaspa, Zcash that are based on proof-of-work and Ethereum, Cardano, Solana and Avalanche that are based on proof of stake". We revised to state that Proof of work and proof of stake are the two main ways cryptocurrency transactions are verified. Proof of stake requires participants to put cryptocurrency as collateral for the opportunity to successfully approve transactions. Proof of work is more secure than proof of stake, but it's slower and consumes more energy and requires specialized equipment that results in a higher capital expenditure than proof of stake. Proof-of-stake validators only need to spend money once to participate whereas they must buy tokens to win blocks in the proof-of-stake model. In contrast, a miner in a proof-of-work system must purchase mining equipment and keep it running indefinitely, incurring energy costs that can fluctuate. This allows more individuals to participate who otherwise wouldn't be able to.”

16.	In the last paragraph of page 20, you disclose that:
•	"We plan to sell bitcoin from time to time, to support our operations and strategic growth;" and

•	"We will not use a formula or specific methodology to determine whether or when we will sell bitcoin that we hold, or the number of bitcoins we will sell. Rather, decisions to hold or sell bitcoins will be determined by management by analyzing forecasts and monitoring the market in real time."

Please discuss any factors you will consider in making such determinations or decisions and provide illustrative examples, as appropriate. Disclose the expected average period between receipt of your crypto assets and the subsequent conversion into fiat currency and any estimated fees you will incur. Also please discuss any plans or intentions to trade your crypto assets for other crypto assets on centralized or decentralized exchanges, as you reference in the third full risk factor on page 15.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have amended the offering statement on page 20 to disclose significant factors as follows that we will consider in making determinations or decisions to sell or hold bitcoin.

Our Financial Condition: We most likely will consider selling almost immediately upon receipt to pay expenses unless we raise enough capital in our offering statement that would then give us additional option to hold for longer period of time.

Price and Market Conditions: We will monitor the price of Bitcoin and overall market conditions. We may decide to sell if we believe the price is high and likely to drop or hold if we anticipate a price increase.

Mining Costs: The cost of mining Bitcoin, including electricity, hardware, and maintenance, is a critical factor. If the cost of mining exceeds the value of Bitcoin mined, we may choose to sell our Bitcoin to cover expenses.

Profitability: We will assess the profitability of mining operations. This includes calculating the break-even point and evaluating whether it's more lucrative to hold Bitcoin or sell it.

Market Sentiment: Cryptocurrency markets are heavily influenced by sentiment. We may consider the overall sentiment and market trends to make their decisions.

Regulatory Changes: Cryptocurrency regulations can significantly impact the market. We may consider how potential regulatory changes could affect our ability to continue mining and the value of our Bitcoin holdings.

Tax Implications: Tax considerations can be significant. We will assess any tax liabilities associated with selling Bitcoin and factor this into our decisions.

We have further amended the offering statement to state that the expected average period between our receipt of bitcoin and subsequent conversion into fiat currency may vary widely depending on certain factors and our financial condition as follows.

Immediate Conversion: We may choose to convert our mined bitcoin into fiat currency almost immediately upon receipt. This is most likely to be the case if we need to cover mining expenses, pay bills, or prefer the stability of fiat currency. In this scenario, the period could be very short, perhaps a day or less. We will incur trading fees. Trading fees will be charged when we buy or sell cryptocurrencies on a crypto exchange. They typically depend on the trading volume and the trading pairs. Trading fees range from 0.1% to as low as 0.02% for high-volume traders. We may incur withdrawal fees as high as 1%. These fees are incurred when miners transfer their cryptocurrency from an exchange to an external wallet or another exchange. The fee amount varies depending on the specific cryptocurrency being withdrawn and the exchange's policies.

Holding for Investment: We may choose to hold our mined bitcoin in crypto form with the expectation that the value will appreciate over time. In this case, the period could be much longer, potentially years. However, this scenario is unlikely unless we are able sell our securities in our offering statement and raise substantial capital to cover mining expenses and bills.

We have further amended on page 15 of our offering statement that we have no plans as of this date to trade our crypto assets for other crypto assets on a centralized or decentralized exchange but may do so in the future. If and when that happens will be properly disclosed.

17.	Revise to include a discussion of the current prices for the crypto assets you intend to mine, expected energy costs, and the expected efficiency of the miner(s) that you will utilize. Also please discuss the relationship between hash rate, energy consumption, and mining costs, and how this relationship specifically impacts your operating results. Please provide a quantified breakeven analysis that compares the cost to earn/mine the crypto assets with the value of those crypto assets. Discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs (e.g., energy costs) have materially increased or decreased in recent periods.

COMPANY RESPONSE: We note the Staff’s comment, and in COMPANY RESPONSE thereto, respectfully advise the Staff that we have revised on page 20 to include Bitcoin price which is at a current level of $35,000 and up from $21,282.99 one year ago. That is an increase of 60.81% from one year ago. The highest Bitcoin price ever was $68,789 that occurred on November 10, 2021. We expect in the state of Georgia to pay industrial rate of $0.0598 per kilowatt-hour (kWh). The mining operation will utilize the latest generation of ASIC (Application- Specific Integrated Circuit) miners, specifically the Bitmain Antminer S19 XP model. These miners are highly specialized and designed to eﬃciently mine cryptocurrencies that use the SHA-256 algorithm, such as Bitcoin. The S19 XP has a reference power efficiency of 21.50 J/TH. The energy consumption of ASIC S19 series miners vary depending on their eﬃciency and the power settings used. Each individual S19 XP miner typically consumes around 3010 Watts of electricity when running at maximum capacity. Wattage (W)

A watt is a unit of power. Power is a measure of the rate at which energy flows. Watts are a similar measurement to kilometers-per-hour as they indicate how fast electrons are travelling. One watt is equivalent to electricity flowing at a rate of one joule per second in the metric system.

KiloWatt-Hour (kWh)

kWh is a measure of energy (Involves Power &Time).

Energy is defined as the capacity to do work, such as hashing (mining). If we run a 3,010-watt S19 XP for one hour, then we used 3,010 watt-hours, or 3.010 kWh. In other words, 3.010 kWh is the amount of energy we need to run a S19 XP for an hour.

Antminer S19 XP Profitability and Price

At an approximate BTC price today of $35,000 electricity price of $0.06 kWh, hash rate of 140 TH/s, each Antminer S19 XP generates about $5.54 per day, $165.91 per month or $1,990.92 per year. Estimated ROI or breakeven is 3.5 years for one machine based on its average market price of approximately $7,000. Our operating results will vary widely based on how many machines that we can purchase and what we pay for electricity, transactional exchange fees and other mining-related expenses. We initially plan only to mine Bitcoin. The cost of mining consists primarily of hosting costs and depreciation expense of our own mining equipment. The hosting costs include installment fees, electricity, internet services and other necessary services to maintain the operation of the mining equipment. The depreciation expenses are the sunk cost to the mining operation, estimated to be 15% per year for each machine. The following table illustrates estimated profit less depreciation and other miscellaneous expenses based on recent BTC price of approximately $35,000 in the last 24 hours and last 30 days respectively as of November 6, 2023.

Hashrate 140TH/s	Power Consumption 3010 W	Currency USD	Electricity Costs .06 USD/kwh	Date: 11/6/23
PERIOD	EST. REWARD	EST. INCOME	COSTS	EST. PROFIT
Last 24h	.00028180 BTC	$9.8726 USD	-$4.330 USD	$5.5382
Last 30 days	.00845390 BTC	$295.9458 USD	-$130.03 USD	$165.9138

In summary, small price swings in the price of electricity and or market price of bitcoin can significantly impact our profit and loss.

18.	Please balance your disclosure with a discussion of the depreciation potential for mining machines and risks to profitability in light of the significant price swings in crypto asset prices in recent periods.

COMPANY RESPONSE: We note the Staff’s comment, and we have inserted the information from our previous COMPANY RESPONSE on P. 20 .

19.	We note your disclosure regarding your plans to "buy real estate in the state of Georgia and construct a warehouse for hosting a data center." Please expand your disclosure to also discuss any international jurisdiction(s) in which you may operate mining datacenters, as your second risk factor on page 11 references.

COMPANY RESPONSE: We note the Staff’s comment, and in COMPANY RESPONSE thereto, respectfully advise the Staff that we have removed “international jurisdictions”on page 11 since we do not have any immediate intentions to operate in any other international jurisdictions. If we decide to in the future, we will update our offering circular with the required information.

20.	We note your plans to participate in mining pools to combine your mining operations with other mining participants to increase processing power to solve blocks, as the first risk factor on page 11 states. Please revise to discuss how you will utilize mining pools and how mining pools operate more generally. Also please disclose the expected material terms of any mining pool arrangements, including your rewards, fees, and other arrangements, to the extent such information is currently known or reasonably available.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have added a discussion on page 11 as to how we would utilize mining pools and how they generally operate including estimated pooling fees.

Security Ownership of Certain Beneficial Owners and Management, page 28

21.	We note you present beneficial ownership percentages assuming all of the shares are sold. As you are engaging in a best efforts offering, please revise the beneficial ownership table to present Mendel Holdings, LLC's post-offering ownership percentages assuming various amounts of offered shares are sold (e.g., 25%, 50%, 75% and 100%).

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff we have updated our offering statement to reflect the post-offering percentages assuming various percentage amounts of shares are sold.

Report of Independent Registered Public Accounting Firm, page F-2

22.	In the opinion paragraph, the auditor refers to the period June 30, 2022 without specifying the period (for example, the year ended June 30, 2022). Please amend to include an audit report for your statements of operations, stockholders' equity (deficit), and cash flows for the year ended June 30, 2022. Refer to Part F/S of Form 1-A.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have included an amended audit report for the period(s) and in accordance with Part F/S of Form 1-A.

Exhibits

23.	We note that your sample subscription agreement states that you are a Delaware corporation but your offering circular cover page and legality opinion state that you are a Nevada corporation. Please revise to reconcile your disclosure.

COMPANY RESPONSE: We note the Staff’s comment, and we respectfully advise the Staff that we have amended the subscription agreement to state that we are a Nevada corporation.

Date: November 9, 2023

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer